

Mail Stop 7010

May 23, 2008

By U.S. Mail and facsimile to (574) 522-5213

Andy L. Nemeth
Executive Vice President-Finance and Chief Financial Officer
Patrick Industries, Inc.
107 W. Franklin Street
Elkhart, Indiana 46515

> **Re:** **Patrick Industries, Inc.**
> **Amendment No. 4 to Form S-3**
> **Filed May 19, 2008**
> **File No. 333-146824**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 31, 2008**
> **File No. 000-03922**

Dear Mr. Nemeth:

      We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<p style="text-align:center;">FORM S-3</p>

General

1.   We note the statement in the fourth paragraph on the cover and throughout the prospectus that the 1,850,000 shares you are registering includes the 895,007 shares underlying rights to be issued in the separate private placement to Tontine upon exercise of the subscription rights. On page 26, you state that the common stock purchased by Tontine in the rights offering will be eligible to be registered for resale and that you will bear the costs of registering this resale. Please reconcile these statements and clarify why you are including the 895,007 shares in this registration statement if you intend to register them later. If you are registering the resale of these shares on the registration statement, please state this on the cover, delete the statements about registering the resale in the future

and provide the information required by Item 507 of Regulation S-K. Otherwise, please delete the statements that you are including the 895,007 shares in this registration statement and change the amount of shares you are registering throughout the prospectus.

Use of Proceeds, page 20

2.   Please identify who your senior secured credit facility is with and, disclose the amount outstanding, the maturity and interest rate pursuant to Instruction 4 to Item 504 of Regulation S-K. Disclose how much of the proceeds you will use to reduce these borrowings.

Form 10-K for the Fiscal Year Ended December 31, 2007
General

3.   We note that on page 35 and F-28, the footnote indicates that shareholders will receive one right to purchase .157717 of a share of common stock at a purchase price of $7.00 per share, however you state shareholders will receive rights to purchase .2580693 of a share. Please explain this discrepancy to us supplementally.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Consolidated Operations, page 25

4.   Throughout your MD&A, you indicate that the primary reason for fluctuations between periods on certain line items was attributable to the Adorn and American Hardwood acquisitions in 2007. However, you do not quantify the impact of each acquisition on each applicable line item. To the extent possible, please show us how you will revise your MD&A in future filings to quantify the impact of your acquisitions on each applicable line item and quantify the impact of multiple and offsetting business reasons that also contribute to the change in your income statement line items. You should also attempt to reconcile the total change in each line where there are multiple and offsetting business reasons for the change in each line item, if possible.

Business Segments, page 28

5.   You do not discuss the business reasons for the changes in your unallocated corporate expenses line item disclosed on page F-26. This line item is a reconciling item between your segment operating income measures and consolidated operating income (loss) in your segment footnote. Please revise

future filings to discuss the business reasons for the changes in this line item for all periods presented in MD&A wherever you discuss segment results.

Contractual Cash Obligations, page 36

6. Please tell us whether your long-term debt as disclosed in your contractual cash obligations table includes your estimated interest payments on this long-term debt. If so, please revise future filings to disclose your estimated interest payments on a separate line item from your actual long-term debt. Please also include a footnote to the table that also discloses any assumptions you made to derive your estimated interest payment amounts, including but not limited to the interest rate used in your calculation. Otherwise, please tell us how this amount agrees to your long-term debt on your balance sheet and revise future filings to include your estimated interest payments in the table accordingly.

Item 9A. Controls and Procedures, page 39
Managements Report on Internal Control over Financial Reporting, page 40

7. We remind you for any future acquisitions that you may undertake, that when you exclude an acquisition from the scope of your assessment of internal controls over financial reporting, in addition to identifying the acquisition, you should indicate the significance of the acquired business to your consolidated financial statements. Refer to Question 3 of "Management's Report on Internal Control over Financial Reporting and Certification of Disclosure Controls in Exchange Act Periodic Reports – Frequently Asked Questions (revised October 6, 2004)."

Financial Statements
Note 14. Unaudited Interim Financial Information, page F-24

8. In future filings, please disclose both basic and diluted earnings (loss) per common share as required by Item 302(a)(1) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 30, 2008
Unaudited Condensed Statements of Operations, page 4

9. On page 16, you indicate that other income includes gain on sale of fixed assets of approximately $0.4 million primarily related to the sale at auction of duplicate fixed assets as a result of the Adorn acquisition. In future filings, please classify these gains in operating income as required by 45 of SFAS 144.

*   *   *   *

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Haynes, Senior Staff Accountant, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert A. Schreck, Jr. (*via facsimile* 312/984-7700)
Heidi Steele
McDermott Will & Emery LLP
227 West Monroe Street
Chicago, Illinois 60606